

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 4546

September 23, 2016

Namal Nawana
Chief Executive Officer
Alere Inc.
51 Sawyer Road, Suite 200
Waltham, Massachusetts 02453

> **Re:** **Alere Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 15, 2016**
> **File No. 001-16789**

Dear Mr. Nawana:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Doug Barry, Esq.